                                                                     EXHIBIT 1

                               [MACE LETTERHEAD]


Contact:      Mace Security International, Inc.
              160 Benmont Avenue
              Bennington, Vermont 05201-1803
              (802) 447-1503; ext. 223
              Kelly Donahue, Corporate Communications

                                                      FOR IMMEDIATE RELEASE

         MACE SECURITY INTERNATIONAL NAMES NEW PRESIDENT

     Bennington, Vermont, January 13, 1997 -- Jon E. Goodrich, Chairman of Mace Security International, Inc. (NASDAQ:MACE), announced the selection of Marvin P. Brown as President and Chief Executive Officer, effective immediately. Mr. Brown, who was also elected a director, joins Mace Security International from Wolff Investment Group of New York City where he was a senior vice president and director of corporate finance.

     "We at Mace Security International are extremely pleased that Mr. Brown will be heading our team," Goodrich stated. "Marvin Brown has consulted for the company in the past and is intimately knowledgeable about our operations. His business acumen, leadership qualities, and extensive experience in the financial community are all ingredients which are needed by our company at this time."

     "After reviewing Mace Security International's operations with senior management, I feel that the company is well positioned to enjoy a sustained period of sales growth and profitability," Brown said. "Mace Security International successfully accomplished restructuring and downsizing in 1996, and, as a result appears now ready to profitably improve and increase its marketing and sales operations. I look forward to working with Mr. Goodrich and the entire company's work force to assure this occurrence."

     Robert D. Norman, who is stepping down from the presidency, commented, "I am very pleased that a businessman with the wisdom and experience of Marvin P. Brown has accepted this position. He will continue the positive momentum that is underway at Mace Security

International, Inc."

     In addition to his most recent experience with Wolff Investment Group, Brown held positions as a senior officer with several New York Stock Exchange firms, including Tucker Anthony, L.F. Rothschild, and Heine & Co. (a predecessor of Herzog, Heine, Geduld). Brown also had been a Chief Financial Officer and then President of Zenith Laboratories, a leading generic drug manufacturer. He holds a B.S. degree in economics from the Wharton School, University of Pennsylvania, earned an MBA from New York University, and was an Adjunct Professor of Economic Theory at the Graduate School of Business of Fairleigh Dickinson University.

     Brown is married, has three grown children, and resides with his wife in Craftsbury Common, VT. He is a trustee emeritus of Sterling College, located in that village, on which Board he had served as Chairman from 1987 to 1991.

     Additionally, six members of Mace Security International's board, Messrs. DuBoff, Foote, Logan, Mitchell, Norman and Rosberg, submitted their resignations. Futhermore, members of Mace Security International's board, Messrs. Goodrich, Gould and Brown advised the Company that they have entered into a voting agreement covering in excess of 50% of the Company's outstanding stock.

     Mr. Brown announced, "several prominent businessmen and businesswomen are under consideration to replace the resigning board members."

     Mace Security International, Inc. is a well-known producer of less lethal defense sprays for the consumer and law enforcement markets and a marketer of consumer safety and security products. The Company also supplies chemical munitions and accessories to law enforcement, correctional and military communities throughout the world.